Exhibit 99.1

Bitfarms to Host Analyst & Investor Day
on September 14th in New York City

Toronto, Ontario and Brossard, Québec (August 17, 2023) - Bitfarms Ltd. (NASDAQ: BITF//TSX: BITF), a global vertically integrated Bitcoin mining company, will host an Analyst & Investor Day on September 14, 2023, in New York City and by live simulcast.

Schedule
8:00 – 9:00 am ET:	Continental breakfast
9:00 am - Noon ET:	Presentations and Q&A
Noon ET – 1:00 ET:	Lunch

Invitation & RSVP required for in-person attendance, virtual attendance by webcast available.

Bitfarms’ senior leadership team will provide an in-depth review of its business strategy and vision. President and Chief Executive Officer Geoff Morphy will emcee, more than 10 senior executives will deliver presentations, and the team will conduct an interactive Q&A session. Topics will include:

●	Global operations strategic growth
●	Preparation for the next Halving
●	Expansion in LATAM
●	Excellence in bitcoin mining
●	Strategies for finance, hedging, and HODLing

In Person Attendance Registration

To request an invitation for in-person attendance, please contact LHA at bitfarms@lhai.com.

Webcast Registration

A webcast of the event, along with supporting materials, will be available on the company’s Investor Relations website at Bitfarms IR Calendar.

A replay of the webcast and related presentation materials will also be made available following the conclusion of the event.

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a global, publicly traded (NASDAQ/TSX: BITF) Bitcoin mining company. Bitfarms develops, owns, and operates vertically integrated mining farms with in-house management and company-owned electrical engineering, installation service, and multiple onsite technical repair centers. The Company’s proprietary data analytics system delivers best-in-class operational performance and uptime.

Bitfarms currently has 11 operating farms and 2 farms in development located in four countries: Canada, the United States, Paraguay, and Argentina. Powered by predominantly environmentally friendly hydro-electric and long-term power contracts, Bitfarms is committed to using sustainable, locally based, and often underutilized energy infrastructure.

To learn more about Bitfarms’ events, developments, and online communities:

Website: www.bitfarms.com

https://www.facebook.com/bitfarms/
https://twitter.com/Bitfarms_io
https://www.instagram.com/bitfarms/
https://www.linkedin.com/company/bitfarms/

Contact:

LHA Investor Relations
David Barnard

+1 415-433-3777

Investors@bitfarms.com